UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 2
to

SCHEDULE TO
(Rule 13e-4)

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

Apple Inc.

(Name of Subject Company (Issuer) and Filing Person (Offeror))

Options to Purchase Common Stock, no par value
(Title of Class of Securities)

037833100

(CUSIP Number of Class of Securities Underlying Options to Purchase Common Stock)

Donald J. Rosenberg, Esq.
Senior Vice President, General Counsel and Secretary
Apple Inc.
1 Infinite Loop
Cupertino, California 95014
(408) 996-1010

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee
$67,142	$2.06

*              Estimated solely for the purposes of calculating the Amount of Filing Fee.  The calculation of the Transaction Valuation assumes that all options to purchase the Issuer’s common stock that are eligible for exchange will be tendered pursuant to this offer.  These options have an aggregate value of $67,142 as of March 13, 2007, calculated based on the Black-Scholes-Merton option pricing model.

☒                                  Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.  Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$2.06
Form or Registration No.:	005-33632
Filing party:	Apple Inc.
Date filed:	March 16, 2007

☐                                    Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐    third party tender offer subject to Rule 14d-1.

☒   issuer tender offer subject to Rule 13e-4.

☐    going-private transaction subject to Rule 13e-3.

☐    amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☒

SCHEDULE TO

This Amendment No. 2 (the “Amendment”) amends the Tender Offer Statement on Schedule TO (the “Schedule TO”) filed by Apple Inc., a California corporation (“Apple” or the “Company”), with the Securities and Exchange Commission on March 16, 2007, relating to an offer (the “Offer”) by the Company, to amend certain options (the “Eligible Options”) that have been granted under the Company’s 1997 Employee Stock Option Plan (the “Plan”): (i) that had original exercise prices per share that were less than the fair market value per share of the common stock underlying the option on the date that the grant was finalized, (ii) that were unvested, either in whole or in part, as of December 31, 2004, (iii) that are outstanding as of the last date on which the Offer remains open for acceptance, and (iv) that are held by individuals who are subject to taxation in the United States and who remain employees of the Company or its subsidiaries through the expiration of the offer.  The Offer is not being made to any of the Company’s current or former executive officers or directors.

The Eligible Options may be amended pursuant to the terms and subject to the conditions set forth in: (i) the Offer to Amend the Exercise Price of Certain Options, dated March 16, 2007, as amended March 21, 2007 (the “Offer to Amend”), (ii) the Email to All Eligible Option Holders, (iii) the Election Form, and (iv) the Withdrawal Form (collectively, the “Offer Documents”).  The Offer Documents were filed with the Schedule TO as exhibits (a)(1)(A), (a)(1)(B), (a)(1)(C) and (a)(1)(D), respectively.

The information in the Offer Documents, including all schedules and annexes thereto, is hereby expressly incorporated into this Amendment by reference to all of the applicable items in Schedule TO, except that such information is hereby amended and supplemented to the extent specifically provided herein.

Item 4. Terms of the Transaction.

Item 4 of the Schedule TO is hereby amended by adding the following sentences:

The Offer expired at 5:00 p.m., Pacific Time, on April 16, 2007. The Company has accepted for amendment options to purchase an aggregate of 109,882 shares of the Company’s common stock. In connection with the surrender of those options for amendment, the Company has amended those options effective immediately following the expiration of the Offer and has issued promises to make cash payments in the aggregate amount of $63,797 in accordance with the terms of the Offer.

This Amendment No. 2 to the Schedule TO is filed in satisfaction of the reporting requirements of Rule 13e-4(c)(4) promulgated under the Securities Exchange Act of 1934, as amended.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 2 to Schedule TO is true, complete and correct.

APPLE INC.

/s/ Donald J. Rosenberg
Donald J. Rosenberg
Senior Vice President, General Counsel and
Secretary

Date: April 17, 2007

INDEX TO EXHIBITS

Exhibit Number	Description
(a)(1)(A)	Offer to Amend the Exercise Price of Certain Options, dated March 16, 2007, as amended March 21, 2007*
(a)(1)(B)	Draft Email to All Eligible Option Holders*
(a)(1)(C)	Election Form*
(a)(1)(D)	Withdrawal Form*
(a)(1)(E)	Form of addendum*
(a)(1)(F)	Form of amendment to stock option agreement and promise to make cash payment*
(a)(1)(G)	Forms of confirmation emails*
(a)(1)(H)	Forms of initial reminder emails to eligible option holders*
(a)(1)(I)(i)

Form of stock option agreement under Apple Inc.’s 1997 Employee Stock Option Plan (incorporated herein by reference to Exhibit 4.11 to Registration Statement on Form S-8 filed with the SEC on December 24, 2001)

(a)(1)(I)(ii)

Apple Inc.’s 1997 Employee Stock Option Plan (incorporated by reference to Exhibit 10.A.49 to Apple’s Annual Report on Form 10-K for the fiscal year ended September 28, 2002 filed with the SEC on December 19, 2002)

(b)	Not applicable
(d)	Not applicable
(g)	Not applicable
(h)	Not applicable

*                    Previously filed